UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June 2013
__________________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice regarding agreement for the acquisition of 100% of Grupo Financiero Reformador in Guatemala by Credomatic International Corporation

Item 1

Grupo Aval Acciones y Valores S.A. informs that an agreement for the acquisition of 100% of Grupo Financiero Reformador in Guatemala has been executed by “Credomatic International Corporation” (CIC), a subsidiary of Banco de Bogotá and the holding company of BAC Credomatic’s (BAC) operations in Central America.

Grupo Reformador(*) has total assets of US$1.5 billion and total shareholders’ equity of approximately US$150 million. The purchase price for the acquisition is US$411 million. Following the closing of the transaction, BAC’s presence in Guatemala(*) will grow to a combined total assets of US$2.8 billion, total equity of US$365 million and a total annual net income of US$94 million, making BAC the third largest private financial group in such market. The purchase price will be funded by BAC’s investment capacity and will be paid with CIC’s available resources.

This transaction is subject to applicable regulatory approvals.

Grupo Aval has consolidated assets of US$72.2 billion, consolidated equity of US$5.1 billion and an annual net income of US$863 million(*)

* Based in financial information as of December 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel